UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

First California Financial Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

029282331
(CUSIP Number)

Alexander H. McMillan, Esq.
Loeb Offshore Management LP
61 Broadway, New York, N.Y. 10006
(212) 483-7070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

05/29/2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
029282331


1. Name of Reporting Person
Loeb Offshore Management LP


I.R.S. Identification No. of Above Person



2. Check the Appropriate Box if a Member of a Group
(a) [X]

(b) [  ]


3. SEC Use Only



4. Source of Funds
WC, OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[  ]


6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With



7. Sole Voting Power
-0-




8. Shared Voting Power
1,575,273




9. Sole Dispositive Power
-0-




10. Shared Dispositive Power
1,575,273


11. Aggregate Amount of Beneficially Owned by Each Reporting Person
1,575,273


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[  ]


13. Percent of Class Represented by Amount in Row (11)
5.38%


14. Type of Reporting Person
IA





CUSIP No.
029282331


1. Name of Reporting Person
Loeb Arbitrage Management LP


I.R.S. Identification No. of Above Person



2. Check the Appropriate Box if a Member of a Group
(a) [X]

(b) [  ]


3. SEC Use Only



4. Source of Funds
WC, OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[  ]


6. Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With



7. Sole Voting Power
-0-




8. Shared Voting Power
105,767




9. Sole Dispositive Power
-0-




10. Shared Dispositive Power
105,767


11. Aggregate Amount of Beneficially Owned by Each Reporting Person
105,767


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[  ]


13. Percent of Class Represented by Amount in Row (11)
0.36%


14. Type of Reporting Person
IA




CUSIP No.
029282331


1. Name of Reporting Person
Loeb Arbitrage Offshore Partners Ltd.


I.R.S. Identification No. of Above Person



2. Check the Appropriate Box if a Member of a Group
(a) [X]

(b) [  ]


3. SEC Use Only



4. Source of Funds
WC, OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[  ]


6. Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With



7. Sole Voting Power
-0-




8. Shared Voting Power
1,575,273




9. Sole Dispositive Power
-0-




10. Shared Dispositive Power
1,575,273


11. Aggregate Amount of Beneficially Owned by Each Reporting Person
1,575,273


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[  ]


13. Percent of Class Represented by Amount in Row (11)
5.38%


14. Type of Reporting Person
CO





Item 1.
Security and Issuer


The title and class of equity security to which this Statement relates is the Common Stock, $.001 par value, of First California Financial Group, Inc.
(the "Issuer"). The address of the Issuer's principal executive offices is 3027 Townsgate Road, Suite 300, Westlake Village, Los Angeles, California, 91361.



Item 2.
Identity and Background


This statement is filed by:

(i) Loeb Offshore Management LP ("LOM")
(ii) Loeb Arbitrage Management LP ("LAM")
(iii) Loeb Arbitrage Offshore Partners, Ltd. ("LAOP")

This statement relates to Shares (as defined herein) held by LAOP over which LOM has discretionary trading authority as investment adviser and for the accounts of customers of LAM as to which it has investment discretion. The general partner of LOM and LAM is Loeb Management Holding LLC, a Delaware limited liability company. The owners of LAM and LOM are Loeb Holding Corporation and LB Partners, L.P., entities controlled by Thomas L. Kempner and Gideon J. King, respectively. The foregoing persons are hereinafter sometimes collectively referred to as "the Reporting Persons." The address of the business office of each of the Reporting Persons is 61 Broadway, New York, New York 10006.

LOM and LAM are Delaware limited partnerships and registered investment advisers, doing business together as Loeb Capital Management. LOM and LAM's President and Chief Executive Officer is Gideon J. King. The other officers include Thomas L. Kempner, Chairman of the Board; Alexander H. McMillan, Vice President and Secretary; and Edward J. Campbell, Chief Financial Officer. LOM is the investment manager of LAOP, a Cayman Islands exempted company. Gideon J. King, Pearse Griffith and Peter Heaps are Directors of LAOP.

Messrs. King, Kempner, McMillan and Campbell are United States citizens. Mr. Griffith is a citizen of the United Kingdom of Great Britain and Northern Ireland and Mr. Heaps is a citizen of the Republic of Ireland. During the last five years, none of the entities or individuals named in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.
Source and Amount of Funds or Other Consideration


Common Stock was acquired by LAOP and LAM (for accounts of customers as to which LAM has investment discretion) in margin accounts maintained with J.P. Morgan Clearing Corp.

Item 4.
Purpose of Transaction


LAM and LAOP ("Loeb") have acquired Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.



Item 5.
Interest in Securities of the Issuer




(a) As of the date hereof, the Reporting Persons (collectively referred to as "Loeb") may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below:

The percentages used herein are calculated based upon 29,227,764 shares of the Issuer's common stock, issued and outstanding as of May 8, 2012, the latest date for which such information is available, as reported in the Issuer's Quarterly Report on Form 10Q filed on May 10th, 2012.


Number of Shares Beneficially Owned




Percentage of Outstanding Shares
Loeb Arbitrage Offshore Partners, Ltd.  (1)
1,575,273


5.38%

Loeb Arbitrage Management, LP  (2)
105,767


0.36%

Loeb Offshore Management LP
1,575,273


5.38%


Total for Loeb:
1,681,040

5.75%


(1) Loeb Offshore Management LP has discretionary trading authority of the shares held by Loeb Arbitrage Offshore Partners, Ltd., as investment manager.

(2) Common Stock purchased for the accounts of customers of Loeb Arbitrage Management LP as to which it has investment discretion.


(b) As indicated above, each of the above Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all of the shares reported as beneficially owned by such Reporting Person.





(c) The following purchases and sales (-) of Common Stock have been in the past sixty (60) days:


Purchases and Sales of Ordinary Shares


Date
Shares
Average Price
Loeb Arbitrage Management LP




05/29/12
18,930
6.8000

05/25/12
15,295
6.8434

05/24/12
8,748
6.8368

05/23/12
6,892
6.8654

05/22/12
15,039
6.8895

05/21/12
23,296
6.8958

05/18/12
2,755
6.7894

05/17/12
2,506
6.9244

05/16/12
5,011
6.9464

05/15/12
958
6.9703

05/14/12
1,435
6.9432

05/11/12
3,337
6.9186

05/09/12
1,565
6.6857

















Date
Shares
Average Price
Loeb Arbitrage Offshore Partners, Ltd.

05/29/12
281.070
6.8000

05/25/12
227,105
6.8434

05/24/12
129,892
6.8368

05/23/12
102,341
6.8654

05/22/12
223,328
6.8895

05/21/12
348,644
6.8958

05/18/12
41,227
6.7894

05/17/12
37,494
6.9244

05/16/12
74,989
6.9464

05/15/12
14,342
6.9703

05/14/12
21,465
6.9432

05/11/12
49,941
6.9186

05/09/12
23,435
6.6857




(d) Loeb Offshore Management LP, Loeb Arbitrage Management LP and Principals of these entities expressly declare that this filing shall not be construed as an admission that each is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.



(e)
Not Applicable.


All reported transactions were effected on NASDAQ. Unless otherwise noted, all of such transactions were effected in open market transactions through various brokerage entities.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.



Not Applicable.



Item 7.
Materials to be Filed as Exhibits.



1. The Joint Filing Agreement between and among the Reporting Persons pursuant to Section 240.13d-1(k) is attached hereto as Exhibit "A".

2. A Letter to the Board of Directors of First California Financial Group, Inc. dated May 23, 2012 is attached hereto as Exhibit "B".



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



LOEB OFFSHORE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.






Date:  May 29, 2012

By:_ /s/ Alexander H. McMillan


Alexander H. McMillan


Vice President








LOEB ARBITRAGE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.






Date:  May 29, 2012

By:_ /s/ Alexander H. McMillan


Alexander H. McMillan


Vice President








LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.






Date:  May 29, 2012

By:_ /s/ Alexander H. McMillan


Alexander H. McMillan


Vice President






















EXHIBIT A

Joint Filing Agreement The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.




LOEB ARBITRAGE MANAGEMENT LP


By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date:  May 29, 2012

By:_ /s/ Alexander H. McMillan


Alexander H. McMillan


Vice President











LOEB OFFSHORE MANAGEMENT LP


By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date:  May 29, 2012

By:_ /s/ Alexander H. McMillan


Alexander H. McMillan


Vice President











LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.



Date:  May 29, 2012

By:_ /s/ Alexander H. McMillan


Alexander H. McMillan


Vice President


EXHIBIT A
May 23, 2012
Board of Directors
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, California 91361

To the Board of Directors:

     Loeb Capital Management and affiliates over which it has management discretion (collectively, "Loeb") own 1,000,000 shares of the common stock of First California Financial Group, Inc. ("FCAL" or the "Company"). On separate occasions, we have had conversations with Chong Guk Kum, Romolo C. Santarosa and Robert E. Gipson. Since members of management and the Board are understandably cautious in their communications with shareholders during this somewhat tumultuous period for the Company, we are not certain what path the Company will take in responding to the offer by PacWest Bancorp ("PacWest"). We are, on the other hand, certain about what path we wish the Board to pursue.

FCAL's stock has not performed well in the last many years. The recent precipitous ascent in the stock has been catalyzed largely by activist investors and unsolicited proposals to acquire the Company. Accordingly, and because PacWest's proposal is an excellent springboard from which to launch a sales process, we feel the Board, pursuant to its fiduciary duties, must immediately act to maximize value in an expeditious process overseen by an independent special committee and outside advisors. More to the point, we wish for the Company to be sold to the highest bidder as soon as possible and we would be sorely disappointed if the Board were not to make this happen right now.

While we are not able to decipher exactly what caused PacWest to "go public," we nevertheless are concerned that a buyer with a premium bid felt it necessary to go to shareholders with a "bear hug" strategy. If a formal process were in place in which potential buyers were accessing a data room as part of a normal auction process, then we doubt things would have eventuated in such a messy fashion. We can only hope the Board of FCAL's denial of exclusivity to PacWest was for a good and sufficient reason, all to do with maximizing value from a different bidder.

We are troubled by elements of FCAL's press release of May 9, 2012, namely the following: "The First California Board did not believe that it was in the best interests of stockholders to grant exclusivity to PacWest in the absence of satisfactory clarification of the terms and value of its proposal and taking into account the other strategic alternatives that First California may pursue, including discussions with third parties." This is strange language indeed, as it assiduously avoids mentioning the Company is in a formal sales process, which is exactly what is required from a fiduciary standpoint in light of numerous fact patterns. Why the vague phraseology? Why not come out and say, "The Board has determined it is in the best interest of shareholders to engage in a value maximization process with a view towards selling the Company or merging it into another strategic entity; in conjunction with this process, the Board has retained an investment banking firm and counsel to insure proper procedures are followed." Your vague language is troubling to us and makes us doubt your Board.

I ended my discussion with Mr. Gipson by saying that, for now, Loeb will wait and see what eventuates, and Mr. Gipson assured me that the Board understands its fiduciary duties and will exercise them with care. While Mr. Gipson was professional, pleasant and appropriately vague on the telephone, our patience will run out soon if we are not assured that FCAL is selling to the highest bidder. We will not hesitate to take vigorous action if we think the Board is not engaged in a formal process to sell to the highest bidder.


       Thank you for reading this letter.



       Sincerely,

       /s/ Gideon King
       Gideon King
       President, Chief Investment Officer


       /s/ Mark J. Kaplow
       Mark J. Kaplow
       Vice President